March 27, 2025

Chan Wan Shan Sandra
Chief Executive Officer
Bluemount Holdings Limited
Room 1007, 10/F, Capital Centre
151 Gloucester Road
Wan Chai, Hong Kong

       Re: Bluemount Holdings Limited
           Registration Statement on Form F-1
           Filed March 17, 2025
           File No. 333-285843
Dear Chan Wan Shan Sandra:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. Please revise the presentation of your financial statements and other financial data presented in tabular form so that it reads consistently from left to right in the same chronological order throughout the filing. We note MD&A presents the current period first while your financial statements present the prior period first. Refer to SAB Topic 11:E for guidance.
Revenues
Advisory service fee income, page 89

2. Please expand your disclosure, similar to your disclosure for advisory service income for fiscal year end 2024 and 2023 on page 83, regarding the material increase in advisory service fee income and the upsurge in major projects undertaken during the
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Page 2

       latter half of the six months ended September 30, 2024. Please include relevant facts about the projects to inform investors about the quality of, and potential variability of this revenue source so that investors can ascertain the likelihood that past performance is indicative of future performance. Specifically, provide details about the number of projects each period, the nature of projects (e.g., ad hoc vs. recurring, etc.), the timeline of major projects including when they are expected to end, and any estimate of revenue that may be recognized in future periods.
Impairment loss on trade and other receivables, page 89

3. Please revise your disclosures to discuss the key facts and circumstances that resulted in the reversal of the impairment loss on trade and other receivables for the current interim period.
Trading of timepieces, page 89

4. Please revise to provide details on the number of timepieces sold in each period and any other factors that impacted the decrease in these revenues. Major customers, page 99

5. We note the revenue concentration within your customer base, including from
       Customer B, Customer C, Customer D, and Customer E. Please identify these customers. In addition, revise the second risk factor on page 29 accordingly. Further, if applicable, disclose the terms of any material agreements with these customers and file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
Signatures, page II-5

6. Based on your disclosure on page 163 it appears that your board consists of five members but only two directors have signed the registration statement. Please revise to have the majority of the board of directors sign the registration statement or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 March 27, 2025
Page 3

        Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-
3601 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Lawrence Venick, Esq.